January 16, 2014

VIA EDGAR AND COURIER

Ms. Jennifer Gowetski

Senior Counsel

Division of Corporation Finance

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

RE:	Twenty Services, Inc.
Schedule 13E-3
Filed December 12, 2013
File No. 005-19845
Preliminary Information Statement on Schedule 14C
Filed December 12, 2013
File No. 000-08488

Dear Ms. Gowetski:

On behalf of Twenty Services, Inc. (“Twenty Services”), we have electronically transmitted under separate cover, pursuant to Regulation S-T promulgated by the Securities and Exchange Commission (the “SEC”), Amendment No. 1 to the Schedule 13E-3 (File No. 005-19845) (the “Schedule 13E-3”), and Amendment No. 1 to the Preliminary Information Statement on Schedule 14C (File No. 000-08488) (the “Schedule 14C”), for filing under the Securities Exchange Act of 1934, as amended (the “Exchange Act”), which we have marked to show changes from Twenty Services’ Schedule 13E-3 and Schedule 14C, as filed on December 12, 2013.

The changes reflected in Amendment No. 1 to the Schedule 13E-3 and Amendment No. 1 to Schedule 14C include those made in response to the comments of the Staff of the SEC set forth in the Staff’s comment letter dated January 9, 2014.

Set forth below are Twenty Services’ responses to the comments raised in your letter. For your convenience, we have repeated each of your numbered comments followed by

Ms. Jennifer Gowetski

January 16, 2014

our responses. For the convenience of the Staff, we have also sent to you paper copies of this letter and copies of Amendment No. 1 to the Schedule 13-E3 and Amendment No. 1 to the Schedule 14C. All references in this letter to page numbers and captions correspond to the page numbers and captions in the Schedule 13E-3 and Schedule 14C, as amended. Page references are generally not given when the changes appear throughout the prospectus. References throughout this letter to “we,” “us,” “our” and “the Company” are to Twenty Services.

Ms. Jennifer Gowetski

January 16, 2014

Schedule 13E-3

General

1.	We noticed the statement that “[n]o filing person, including the Company, is responsible for the accuracy of any information supplied by any other Filing Person.” The use of such a disclaimer is inconsistent with the attestation that must accompany each filing person’s signature on the Schedule 13E-3. Each filing person must certify that, to the best of their knowledge and belief, the information set forth in the schedule is true, complete and correct. See Exchange Act Rule 13e-100.

We note the Staff’s request and have revised the disclosure as requested. Please see page 2.

Schedule 14C

General

2.	We refer to the Notice of Special Meeting of Shareholders where you state that shareholders will be “asked to consider and vote upon” the stated resolutions. We also note the statements that you are not asking for a proxy. Please revise to remove any references to asking for a proxy or vote to remove the implication that a proxy is being solicited. Clarify, if true, that the only way to vote is in person, or advise.

We note the Staff’s request and have revised the disclosure as requested. Please see pages i, ii, 3, 7 and 17.

Financing, page 3

3.	Please tell us whether the buyer has represented, in writing, that it has sufficient cash on hand to fund the transaction. If so, please revise your disclosure here and, starting on page 21, to clarify the same.

We note the Staff’s request and have revised the disclosure as requested. The buyer has represented orally to the Board of Directors of Twenty Services that it has sufficient cash on hand to fund the transaction. Please see pages 3 and 22.

Recommendation of the Board; Fairness of the Proposed Merger, page 19

4.	Please revise to have each filing person state, if true, that the fairness of the proposed transaction has been considered with respect to each class of shares.

We note the Staff’s request and have revised the disclosure to clarify that the fairness consideration of the proposed transaction has been made with regards to the holders of both Company Common Stock and Company Preferred Stock. Please see pages 19, 20 and 22.

Ms. Jennifer Gowetski

January 16, 2014

5.	The board must independently address each of the factors identified in Instruction 1014 of Regulation M-A, or expressly adopt the analysis of a part that has specifically addressed such factors. Please revise your disclosure, including consideration of the going concern value. See Question & Answer No. 20 in Exchange Act Release No. 17719 (April 13, 1981).

We note the Staff’s request and have revised the disclosure to include the Board of Directors of Twenty Services’ consideration of the going concern value of the Company. Please see page 20. We have also revised the disclosure to state more clearly that Dr. Strickland, who is the only member of the Board of Directors who is not employed by Twenty Services, approved the Merger Agreement and the transactions related thereto. Please see page 21. We believe that the disclosure on pages 19-21 now addresses each of the factors identified in Instruction 2 to Item 1014 of Regulation M-A.

Please contact me at (312) 407-0738 should you require further information.

Very truly yours,

/s/ Shilpi Gupta

Shilpi Gupta

cc:	Twenty Services, Inc.
Shirley Whitaker